August 16, 2024

Matthew D'Onofrio
Chief Executive Officer
Evoke Pharma, Inc.
420 Stevens Avenue, Suite 230
Solana Beach, CA 92075

       Re: Evoke Pharma, Inc.
           Registration Statement on Form S-3
           Filed August 13, 2024
           File No. 333-281527
Dear Matthew D'Onofrio:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Anthony A. Gostanian, Esq.